April 19, 2012

Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	MSCI Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed on February 29, 2012
File No. 001-33812

Dear Mr. Krikorian:

We are in receipt of the letter, dated April 6, 2012, to Henry A. Fernandez, Chairman, Chief Executive Officer and President of MSCI Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filing.

To assist in your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations,

Income Taxes, page 65

Comment:

1. We note that your decision to permanently reinvest the undistributed earnings of three foreign subsidiaries helped to decrease your effective tax rate in 2011. Please tell us the impact that this decision had on income tax expense and tell us what consideration you gave to quantifying the impact in your MD&A discussion.

Response:

As disclosed in its Form 10-Q for the period ended September 30, 2011, the Company changed its intention to permanently reinvest the undistributed earnings of three of its foreign operations: MSCI Ltd., RiskMetrics (UK) Ltd. and RiskMetrics (Singapore) Private Limited.  This change in intention when coupled with the Company’s previously formed intention with respect to its other foreign operations meant that it was the Company’s intention to permanently reinvest the undistributed earnings of all of the Company’s foreign operations indefinitely except for entities that are branches of U.S. companies or check the box entities that have elected to be treated as disregarded entities for U.S. tax purposes and are held directly by a U.S. company or MSCI Ltd., a U.K. entity.

This change had the impact of lowering the Company’s 2011 provision for income tax expense by $4.3 million, or a 1.6 percentage point decrease in its effective tax rate.  Of this amount, approximately $1.3 million related to current year earnings and approximately $3.0 million related to prior year earnings.   The Company did not disclose the specific dollar impact of the change related to current year earnings because it was not considered material.  The Company did include the impact of $3.0 million related to prior year earnings as part of its disclosure of discrete items aggregating to $4.2 million for the year ended December 31, 2011 on page 65 of its 2011 Form 10-K.  The disclosure of discrete items included the impact related to prior years derived from both the intention to permanently reinvest the undistributed earnings of these additional operations (the $3.0 million noted above) and the Company’s change in estimate for prior year net research and development credits ($1.2 million). This total amount was disclosed as the Company believed the out of period amount was more important to the reader of the financial statements in understanding trends.

In future filings, the Company will quantify the factors that contribute to changes in its provision for income tax expense to the extent that quantification provides material information to enable readers to use such information to compare historical results and to rely on such information as indicative of future results, and if such factors are deemed immaterial, the Company will state this fact by identifying such factors as nominal or immaterial.

Liquidity and Capital Resources

Comment:

2. Please tell us what consideration you have given to disclosing whether you are in compliance with the various covenants under your new credit facility.

Response:

The various covenants under the Company’s new credit facility are described on pages 74 and 75 of its 2011 Form 10-K.  In preparing this discussion, the Company disclosed its compliance with the financial covenants of its new credit facility by providing the maximum leverage ratio and minimum interest coverage ratio with which it must maintain compliance while the new credit facility is outstanding and also disclosing the actual leverage and interest coverage ratios at December 31, 2011, which demonstrate that the Company is in compliance with such financial covenants.  This disclosure is provided on page 75 of the Company’s 2011 Form10-K.  To the extent that the Company is not in compliance with any covenant or covenants in its new credit facility and such noncompliance has resulted in or is expected to result in a material adverse effect on the financial condition or results of the Company, the Company will provide disclosure to that effect in its subsequent filings, commencing with its Form 10-Q for the period ending March 31, 2012.  Such disclosure has not been necessary in prior filings.

Cash flows

Cash and cash equivalents, page 76

Comment:

3. We note that it appears that your foreign subsidiaries hold short-term investments. Tell us what consideration you have given to also disclosing the amount of short-term investments held by foreign subsidiaries, as you have done for cash and cash equivalents in the first paragraph of this section.

Response:

As noted in the Company’s Consolidated Statements of Financial Condition on page F-3 of its 2011 Form 10-K, as of December 31, 2011 and 2010, the Company had cash and cash equivalents of $252.2 million and $269.4 million, respectively, and short-term investments of $140.5 million and $72.8 million, respectively.  As noted on page 76 of its 2011 Form 10-K, as of December 31, 2011 and 2010, the Company’s foreign operations held cash and cash equivalents of $130.1 million and $101.6 million, respectively.  While the statement made on page 76 of the Company's 2011 Form 10-K indicated that short-term investments were available to fund its foreign operating activities and cash commitments for investing activities, no short-term investments were held by any of the Company's foreign operations.  All of the Company's short-term investments were held entirely by MSCI Inc., a U.S. corporation.  The Company will enhance its disclosure to include the location of its short-term investments in subsequent filings, commencing with its Form 10-Q for the period ending March 31, 2012.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13. Income Taxes, page F-38

Comment:

4. Tell us what consideration was given to disclosing the components of income (loss) before income tax expense (benefit) as either domestic or foreign. See Rule 4-08(h) of Regulation S-X.

Response:

The Company will include such specific disclosure in subsequent Form 10-K filings, commencing with its Form 10-K for the year ending December 31, 2012, unless the foreign component of income (loss) before income tax expense (benefit) is immaterial.  The disclosure will be made in the format as follows:

The following table presents the components of income before provision for income taxes generated by domestic or foreign operations for the periods indicated:

	For the Years Ended			For the One Month Ended
	December 31, 2011	November 30, 2010	November 30, 2009	December 31, 2010
Domestic	$220,302	$130,899	$115,714	$17,311
Foreign (1)	43,111	22,592	16,007	3,245
Total income before provision for income taxes	$263,413	$153,491	$131,721	$20,556

(1) Foreign income before provision for income taxes is defined as income generated from operations located outside the U.S.

Comment:

5. We note that your deferred tax assets include current and non-current NOL carryforwards. Please tell us the amounts and expiration dates of your NOLs and what consideration was given to providing the disclosure required by ASC 740-10-50-3.

Response:

The Company had federal and state net operating loss carryforwards of $314.6 million for which a related deferred tax asset of $2.1 million was recorded as of December 31, 2011. The Company had federal and state net operating loss carryforwards of $717.1 million for which a related deferred tax asset of $30.0 million was recorded as of December 31, 2010.  A valuation allowance of $0.3 million was recorded against these deferred tax assets as of December 31, 2010.  These carryforwards will expire between 2020 and 2031.

The Company had net operating loss carryforwards in Japan of $3.6 million for which a related deferred tax asset of $1.4 million was recorded as of December 31, 2011.  The Company had net operating loss carryforwards in Japan of $4.2 million for which a related deferred tax asset of $1.6 million was recorded as of December 31, 2010.  A valuation allowance of $0.8 million and $0.4 million was recorded against these deferred tax assets as of December 31, 2011 and 2010, respectively.  These carryforwards are subject to annual limitations and will expire between 2013 and 2019.

As disclosed in the Income Taxes note on page F-39 of the Company’s 2011 Form 10-K, as of December 31, 2011, deferred tax assets related to the NOL carryforward—current were $0.5 million and deferred tax assets related to the NOL carryforward—non-current were $3.2 million.  These amounts reflect 1.1% of the total $41.0 million current deferred tax assets and 1.3% of the total $240.5 million non-current deferred tax liabilities, respectively.  Additionally, the NOLs generally have long carryforward periods remaining until expiration.  Based upon these facts, the Company believes that the NOLs are both quantitatively and qualitatively immaterial and thus excluded the specific disclosure otherwise required by ASC 740-10-50-3.  The Company will continue to monitor the amounts and expiration dates and, to the extent the Company believes these amounts are material to a reader of the financial statements, additional disclosure will be added.

Comment:

6. We note your disclosure on pages 65 and F-39 that you changed your intention to now permanently reinvest the undistributed earnings of certain subsidiaries. Please reconcile this statement to the disclosure on page F-36 of your Form 10-K for the fiscal year ended November 30, 2010 which indicated that there was no provision recorded for income tax that could occur upon repatriation of unremitted earnings because they were permanently invested abroad. If unremitted earnings of your foreign subsidiaries were permanently invested as of November 30, 2010 please explain to us the change in intention disclosed in your current Form 10-K.

Response:

The statement referred to above in the Company’s 2010 Form 10-K that provided that there was no provision for income tax recorded that could occur upon repatriation of earnings attributable to foreign operations was intended to refer only to the earnings of those foreign operations not included in the U.S. income tax provision.  The Company did not intend for this statement to convey that it intended to permanently reinvest the excess earnings of all of its foreign operations abroad at that time and recognizes the disclosure was not clear.  The Company believes the increased disclosure in its 2011 Form 10-K, as noted in its response to Comment 1, provides the reader with enhanced transparency with respect to the taxation of the Company’s earnings attributable to its foreign operations.

Comment:

7. Please tell us more about the status of the Morgan Stanley settlement with the New York State and New York City tax authorities and tell us how the settlement may impact your results of operations. In this regard, please explain to us whether you have received any indication from Morgan Stanley as to your obligations related to this settlement. Please tell us what consideration was given to disclosing the preliminary settlement of these matters, including an estimate of the range of the reasonably possible outcomes, or providing a statement that an estimate of the range cannot be made. Refer to ASC 740-10-50-15(d).

Response:

As of the date of this letter, the Company is awaiting information from Morgan Stanley with regards to the resolution of the settlement with the New York State and New York City tax authorities and will indemnify Morgan Stanley in accordance with the Tax Sharing Agreement between Morgan Stanley and the Company once the Company’s share of the settlement is finalized.  The Company has a reserve of $8.4 million to indemnify Morgan Stanley which is included in the gross unrecognized tax benefits table on page F-40 of its 2011 Form 10-K.  The Company will disclose the related then-current reserve amount in its subsequent filings, commencing with its Form 10-Q for the period ending March 31, 2012.  The Company has no further information with regards to the settlement amount other than what has been previously recognized in its financial statements.

********************

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at (212) 981-1050 if you would like further clarification or additional information.

Sincerely,

/s/ David M. Obstler
David M. Obstler Chief Financial Officer

cc:	Henry A. Fernandez, Chairman, Chief Executive Officer and President
Richard J. Napolitano, Global Controller
David V. DiFusco, Global Head of Tax
Christine Davis, Securities and Exchange Commission
Tamara Tangen, Securities and Exchange Commission
June Niklus, Deloitte & Touche LLP
Matthew Cahill, Deloitte & Touche LLP